FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 19 May 2006 to 7 June 2006

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Cadbury Schweppes 2006 AGM Poll Results — 19 May 2006

99.2	Notification of Major Interests in Shares — Barclays PLC, 23 May 2006

99.3	Notification of Major Interests in Shares — Franklin Resources, 24 May 2006

99.4	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — H A Udow, 30 May 2006

99.5	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — R J Stack, 30 May 2006

99.6	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — M J Shattock, 30 May 2006

99.7	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — K G Hanna, 31 May 2006

99.8	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — H Blanks, 31 May 2006

99.9	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — S J Driver, 31 May 2006

99.10	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — H Blanks, 31 May 2006

99.11	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — Baroness Wilcox, 31 May 2006

99.12	Cadbury Schweppes Completes Acquisition of South Africa’s Leading Chewing Gum Business — 1 June 2006

99.13	Notification of Major Interests in Shares — Barclays PLC, 2 June 2006

99.14	Interim Trading Update — 7 June 2006

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company

/s/ John Mills

(Registrant)

Signed:	John Mills Director of Group Secretariat

Dated:	7 June 2006

Exhibit 99.1
Cadbury Schweppes plc 2006 Annual General Meeting
We announce the results of the voting by poll on the resolutions put to our 2006 Annual General Meeting held on 18 May, which all of our directors attended.

			Votes
Resolution	For*	Against	Withheld**
1. Receive the Financial Statements	1,316,116,207	2,356,312	28,819,191
2. Declare the 2005 Final Dividend	1,342,781,383	277,224	4,228,953
3. Approve Directors’ Remuneration Report	1,297,974,035	39,839,596	9,477,871
4. Re-appoint Roger Carr as a director	1,337,165,450	5,011,093	5,111,947
5. Re-appoint Ken Hanna as a director	1,339,995,981	2,681,770	4,610,739
6. Re-appoint Todd Stitzer as a director	1,339,917,205	2,759,129	4,612,156
7. Re-appoint Lord Patten as a director	1,339,246,010	2,911,777	5,130,703
8. Re-appoint Baroness Wilcox as a director	1,322,487,403	19,028,642	5,775,665
9. Re-appoint Deloitte & Touche as auditors	1,321,419,250	6,084,456	19,788,003
10. Authorise the directors to determine the auditors’ remuneration	1,340,090,506	2,117,027	5,083,977
11. Approve the Cadbury Schweppes International Share Award Plan	1,308,432,060	32,865,116	5,991,313
12. Authorise the directors to amend the Cadbury Schweppes 2004 Long Term Incentive Plan	1,306,411,893	20,027,241	20,847,477
13. Authorise the directors to allot relevant securities	1,332,942,708	9,220,713	5,128,289
14. Authorise the directors to make non pre-emptive share allotments***	1,339,491,961	6,543,987	1,239,374
15. Authorise the directors to make market purchases of shares***	1,341,571,246	1,234,973	4,484,351

*	Includes those votes giving the Chairman discretion.

**	These votes are not counted towards the votes cast at the Annual General Meeting

***	Special resolutions
J M Mills
Director of Group Secretariat
25 Berkeley Square
London, W1J 6HB
19 May 2006

Exhibit 99.2
SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES
All relevant boxes should be completed in block capital letters.

1.	Name of company

CADBURY SCHWEPPES PLC
2.	Name of shareholder having a major interest

BARCLAYS PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON-BENEFICIAL INTEREST
4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BARCLAYS CAPITAL NOMINEES LTD	35,308,418
CHASE NOMINEES LTD	25,358,002
INVESTORS BANK AND TRUST CO.	20,488,218
GERRARD NOMINEES LTD	5,449,088
STATE STREET NOMINEES LTD	1,158,805
BARCLAYS TRUST CO.	335,545
MELLON NOMINEES LTD	154,389
BARCLAYS GLOBAL INVESTORS CANADA	148,754
BANK OF NEW YORK	147,945
VARIOUS MINOR ACCOUNTS	177,226

5.	Number of shares/amount of stock acquired

N/A
6.	Percentage of issued class

N/A
7.	Number of shares/amount of stock disposed

N/A
8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 12.5P EACH
10.	Date of transaction

16 MAY 2006
11.	Date company informed

22 MAY 2006

12.	Total holding following this notification

88,726,390
13.	Total percentage holding of issued class following this notification

4.25%

14.	Any additional information
15.	Name of contact and telephone number for queries

JULIAN BADDELEY 020 7830 5183

16.	Name and signature of authorised company official responsible for making this notification

J MILLS DIRECTOR OF GROUP SECRETARIAT
Date of notification 23 MAY 2006

Exhibit 99.3
NOTIFICATION OF MAJOR INTERESTS IN SHARES
All relevant boxes should be completed in block capital letters.

1.	Name of listed company

CADBURY SCHWEPPES PLC
2.	Name of shareholder with a major interest

FRANKLIN RESOURCES, INC.

3.	Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON-BENEFICIAL INTEREST
4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

THE BANK OF NEW YORK (NOMINEES) LTD	37,586,172
CHASE NOMINEES LTD*	19,901,391
MELLON NOMINEES LTD*	7,779,159
STATE STREET NOMINEES LTD*	7,044,498
NORTRUST NOMINEES LTD*	3,678,044
CEDE, NEW YORK	2,739,132
ROY NOMINEES LTD	1,949,762
CITIBANK LTD	1,198,086
BBHISL NOMINEES LTD*	1,086,340
HSBC GLOBAL CUSTODY NOMINEES LTD	706,958
EUROCLEAR BRUXELLES	62,880

*MULTIPLE ACCOUNT DESIGNATIONS

5.	Number of shares/amount of stock acquired

N/A
6.	Percentage of issued class

N/A
7.	Number of shares/amount of stock disposed
8.	Percentage of issued class

9.	Class of security

ORDINARY SHARES OF 12.5P EACH
10.	Date of transaction

22 MAY 2006
11.	Date listed company informed

23 MAY 2006

12.	Total holding following this notification

83,732,422
13.	Total percentage holding of issued class following this notification

4.01%

14.	Any additional information
15.	Name of contact and telephone number for queries

JOHN HUDSPITH 020 7830 5179

16.	Name and signature of duly authorised officer of the listed company responsible for making this notification

JM MILLS DIRECTOR OF GROUP SECRETARIAT
Date of notification 24 MAY 2006

Exhibit 99.4
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer

CADBURY SCHWEPPES PLC
2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3.	Name of person discharging managerial responsibilities/director

HENRY A UDOW
4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PDMR’S OWN HOLDING
6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HENRY UDOW	122,056
HENRY UDOW (ADRS)	24,545
BANK OF NEW YORK NOMINEES LTD A/C 491846	131,682
8.	State the nature of the transaction

EXERCISE OF US AND CANADA ALL EMPLOYEE STOCK OPTIONS AND RETENTION OF THE SHARES

9.	Number of shares, debentures or financial instruments relating to shares acquired

1,520
10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A
12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

US$6.6125
14.	Date and place of transaction

17 MAY 2006

LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

279,803
16.	Date issuer informed of transaction

26 MAY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

N/A
18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A
20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A
22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A
24.	Name of contact and telephone number for queries

JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 30 MAY 2006

Exhibit 99.5
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer

CADBURY SCHWEPPES PLC
2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3.	Name of person discharging managerial responsibilities/director

ROBERT JAMES STACK
4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR’S OWN HOLDING
6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ROBERT JAMES STACK	497,135
ROBERT JAMES STACK (ADRS)	33,497
BANK OF NEW YORK NOMINEES LTD A/C 491846	306,406
8.	State the nature of the transaction

EXERCISE OF US AND CANADA ALL EMPLOYEE STOCK OPTIONS AND RETENTION OF THE SHARES

9.	Number of shares, debentures or financial instruments relating to shares acquired

1,520
10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A
12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

US$6.6125
14.	Date and place of transaction

17 MAY 2006

LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

838,558 (0.04%)
16.	Date issuer informed of transaction

26 MAY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

N/A
18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A
20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A
22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A
24.	Name of contact and telephone number for queries

JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 30 MAY 2006

Exhibit 99.6
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer

CADBURY SCHWEPPES PLC
2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3.	Name of person discharging managerial responsibilities/director

MATTHEW JOHN SHATTOCK
4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PDMR’S OWN HOLDING
6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BANK OF NEW YORK NOMINEES LTD

A/C 491846	215,544
8.	State the nature of the transaction

EXERCISE OF US AND CANADA

ALL-EMPLOYEE STOCK OPTIONS AND RETENTION OF THE SHARES

9.	Number of shares, debentures or financial instruments relating to shares acquired

2,280
10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A
12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction US$6.6125
14.	Date and place of transaction 17 MAY 2006

LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 217,824
16.	Date issuer informed of transaction 26 MAY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

N/A
18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A
20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A
22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information

N/A
24.	Name of contact and telephone number for queries

JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 30 MAY 2006

Exhibit 99.7
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer

CADBURY SCHWEPPES PLC
2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3.	Name of person discharging managerial responsibilities/director

KENNETH GEORGE HANNA
4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR’S OWN HOLDING
6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

KENNETH GEORGE HANNA	250,000
BANK OF NEW YORK NOMINEES LTD A/C 491846	248,359
HSDL NOMINEES LTD A/C SIP	678
8.	State the nature of the transaction

ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 38
10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A
12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction £5.17
14.	Date and place of transaction 30 MAY 2006

LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 499,075
16.	Date issuer informed of transaction 30 MAY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

N/A
18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A
20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A
22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A
24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

H BLANKS
GROUP SECRETARY

Date of notification 31 MAY 2006

Exhibit 99.8
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer

CADBURY SCHWEPPES PLC
2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3.	Name of person discharging managerial responsibilities/director

HESTER BLANKS
4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PDMR’S OWN HOLDING
6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HESTER BLANKS	51,870
ANDREW GABBUTT	24,784
BANK OF NEW YORK NOMINEES LTD A/C 491846	24,268
HSDL NOMINEES LTD A/C SIP	1,468
HSDL NOMINEES LTD A/C MAXI	1,297
HALIFAX SC PEP	3,787
8.	State the nature of the transaction

ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS.

9.	Number of shares, debentures or financial instruments relating to shares acquired 51
10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A
12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction £5.17
14.	Date and place of transaction 30 MAY 2006

LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 107,525
16.	Date issuer informed of transaction 30 MAY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

N/A
18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A
20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A
22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A
24.	Name of contact and telephone number for queries

JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

H BLANKS
GROUP SECRETARY

Date of notification 31 MAY 2006

Exhibit 99.9
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer

CADBURY SCHWEPPES PLC
2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3.	Name of person discharging managerial responsibilities/director

STEPHEN JOHN DRIVER
4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PDMR’S OWN HOLDING
6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

STEPHEN JOHN DRIVER	40,000
BANK OF NEW YORK NOMINEES LTD A/C 491846	11,678
HSDL NOMINEES LTD A/C SIP	97
8.	State the nature of the transaction

ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 27
10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A
12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction £5.17
14.	Date and place of transaction 30 MAY 2006

LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 51,802
16.	Date issuer informed of transaction 30 MAY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

N/A
18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A
20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A
22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A
24.	Name of contact and telephone number for queries

JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

H BLANKS
GROUP SECRETARY

Date of notification 31 MAY 2006

Exhibit 99.10
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer

CADBURY SCHWEPPES PLC
2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3.	Name of person discharging managerial responsibilities/director

HESTER BLANKS
4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE 5 BELOW — CONNECTED PERSON: ANDREW GABBUTT

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PDMR & PDMR’S SPOUSE
6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HESTER BLANKS	51,870
ANDREW GABBUTT	24,784
BANK OF NEW YORK NOMINEES LTD A/C 491846	24,268
HSDL NOMINEES LTD A/C SIP	1,519
HSDL NOMINEES LTD A/C MAXI	1,297
HALIFAX SC PEP	3,787
8.	State the nature of the transaction

ACQUISITION OF ADDITIONAL SHARES THROUGH PARTICIPATION IN THE FINAL DIVIDEND 2005 DIVIDEND RE-INVESTMENT PLAN

9.	Number of shares, debentures or financial instruments relating to shares acquired 1,330 (H BLANKS: 900; A GABBUTT: 430)
10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A
12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction £5.1366
14.	Date and place of transaction 26 MAY 2006

LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 108,855
16.	Date issuer informed of transaction 30 MAY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

N/A
18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A
20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A
22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A
24.	Name of contact and telephone number for queries

JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

H BLANKS
GROUP SECRETARY

Date of notification 31 MAY 2006

Exhibit 99.11
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer

CADBURY SCHWEPPES PLC
2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3.	Name of person discharging managerial responsibilities/director

BARONESS JUDITH ANN WILCOX
4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR’S OWN HOLDING
6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BARONESS JUDITH ANN WILCOX	23,261
R C GREIG NOMINEES LTD (PENSION)	2,400
COUTTS NOMINEES LTD A/C SCS (PEPS)	2,785
KILLICK & CO (ISA)	1,539
8.	State the nature of the transaction ACQUISITION OF ADDITIONAL SHARES THROUGH PARTICIPATION IN THE FINAL DIVIDEND 2005 DIVIDEND RE-INVESTMENT PLAN

9.	Number of shares, debentures or financial instruments relating to shares acquired 403
10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A
12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction £5.1366
14.	Date and place of transaction 26 MAY 2006

LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 30,388
16.	Date issuer informed of transaction 30 MAY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

N/A
18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A
20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A
22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A
24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

H BLANKS
GROUP SECRETARY

Date of notification 31 MAY 2006

Exhibit 99.12

Press Release	1 June 2006
CADBURY SCHWEPPES — ACQUISITION OF SOUTH AFRICA’S LEADING CHEWING GUM BUSINESS COMPLETED
Further to its announcement of 8 February 2006, Cadbury Schweppes has completed the acquisition of South Africa’s leading chewing gum business from Dan Products (Botswana) (Pty) Ltd.
Ends
For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King

Media Enquiries	+44 207 830 5011
Andraea Dawson-Shepherd
Katie Macdonald-Smith
Forward Looking Statements
These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.13
SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES
All relevant boxes should be completed in block capital letters.

1.	Name of company

CADBURY SCHWEPPES PLC
2.	Name of shareholder having a major interest

BARCLAYS PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON-BENEFICIAL INTEREST
4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CHASE NOMINEES LTD	25,381,735
INVESTORS BANK AND TRUST CO.	20,494,302
BARCLAYS CAPITAL NOMINEES LTD	9,970,343
GERRARD NOMINEES LTD	5,437,661
STATE STREET NOMINEES LTD	1,159,830
BARCLAYS TRUST CO.	334,144
NORTRUST NOMINEES LTD	226,900
BANK OF NEW YORK	147,945
MELLON NOMINEES LTD	146,129
BARCLAYS GLOBAL INVESTORS CANADA	132,374
VARIOUS MINOR ACCOUNTS	178,724

5.	Number of shares/amount of stock acquired

N/A
6.	Percentage of issued class

N/A
7.	Number of shares/amount of stock disposed

N/A
8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 12.5P EACH
10.	Date of transaction 29 MAY 2006
11.	Date company informed 2 JUNE 2006

12.	Total holding following this notification 63,610,087
13.	Total percentage holding of issued class following this notification 3.04%

14.	Any additional information
15.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183

16.	Name and signature of authorised company official responsible for making this notification

J MILLS

DIRECTOR OF GROUP SECRETARIAT
Date of notification 2 JUNE 2006

Exhibit 99.14
07 June 2006
Cadbury Schweppes Expects Good Revenue Growth in 2006
Cadbury Schweppes plc issues regular trading updates ahead of its interim and preliminary results. Today’s update comments on year-to-date performance in 2006 in our underlying business, excluding Dr Pepper/Seven Up Bottling Group, which was acquired on 2 May, 2006. The interim results for 2006 will be announced on 2 August 2006.
Todd Stitzer, CEO of Cadbury Schweppes said, “We expect to deliver good revenue growth in 2006, towards the upper end of our goal range. The majority of our businesses have performed well so far this year with our active innovation programme driving increased momentum across the Group in the second quarter. We expect further growth in margins this year, although with continuing rises in oil prices it is unlikely that we will deliver margin growth within our goal ranges in 2006.”
Year to Date Performance
Overall, we have made a good start to 2006. Most of our key businesses are showing healthy growth and we have made further share gains in a number of markets. After a relatively slow first quarter, which was impacted by difficult trading in our Europe, Middle East and Africa region, performance has improved in the second quarter as the rate of new product activity has increased.
Americas Beverages
In US carbonates, strong growth is being driven by good performances from Dr Pepper and by our other flavour brands such as Sunkist and A&W. Innovations launched in the second quarter include Dr Pepper Berries and Cream and 7 UP Natural. Our non-carbonated portfolio continues to benefit from increased focus on our core brands. Performance overall has been driven by recent price increases and innovation, including the introduction of a premium range of Snapple White Teas and Hawaiian Punch Plus, a fortified low sugar product. In Mexico, our beverages business continues to show double-digit sales growth.
Americas Confectionery
Gum sales in the Americas have been strong, driven by the US and Latin America. In the US, successful innovations are increasing our share in a buoyant market. New products launched in 2006 include Stride, a new soft chew gum brand with long lasting flavour. The Trident brand has performed particularly well across the region, benefiting from the roll-out of new products, notably Trident Splash and new packaging formats on the core Trident brand. Good growth in Halls in Latin America has been offset by a weaker performance in North America with lower demand during the key winter months due to a weaker cough and cold season. Our businesses in Latin America continue to grow strongly, with a slower start in Mexico more than offset by excellent performances from the rest of the region.
Europe, Africa and Middle East (EMEA)
Our EMEA region has had a challenging start to the year, particularly Cadbury Trebor Bassett (CTB) in the UK. Revenues and profits in CTB have been impacted by an estimated £20 million and £12 million respectively due to the combination of a weak market and increased discounting to clear high levels of inventory built up during the implementation of a new IT system in the fourth quarter. The UK market is now modestly ahead and our performance is improving with share gains driven by Easter and a number of new product launches in the second quarter. Green & Black’s continues to perform strongly with further increases in distribution in the UK.

Elsewhere in Europe, Cadbury Ireland had a good Easter and Trident is driving healthy gum share gains in Spain, boosted by the launch of Trident Splash. In France, the market environment has been difficult due to retail price deflation and increased competition. Performance in our emerging market businesses in the region has been impacted by a slow start in two of our major markets, Russia and South Africa.
Asia Pacific
Our businesses in the Asia Pacific region are performing well with strong growth in emerging markets. India has had a particularly good half with increased distribution, innovation and growth in our chocolate power brands driving further share gains. Our operations across South East Asia, notably in Thailand and Malaysia, are all seeing strong momentum from Halls and gum. In Australia, our confectionery and beverage businesses are performing well.
First Half and Full Year Outlook
For the year as a whole, we expect to deliver underlying business revenue growth towards the upper end of our goal range. Growth will be weighted towards the second half given the timing of new product activity.
Our pricing and cost reduction initiatives are progressing in line with plan and are helping offset further increases in input and other costs. Fuel for Growth savings are on track to be £90m in 2006. Growth investment will again be higher than last year with key projects including the opening of new Science & Technology centres in the US and Singapore and strengthening of our route to market capabilities in the US, Mexico, India and Australia.
We expect margins for the underlying business for 2006 to show a further increase over last year. However, with continuing rises in oil prices, it is unlikely that we will deliver margin growth within our goal ranges. Margins are expected to be flat in the first half given the higher discount costs in the UK and the increase in oil and other commodity costs.
Strategic Developments
Following the successful integration of Adams, which was completed ahead of schedule, we have been making changes to our business portfolio to ensure that the investment of capital is focused on those businesses and markets where we can generate the highest growth and returns.
In February, we completed the sale of Europe Beverages for €1.85 billion (£1.26 billion). In May, £198 million of these proceeds were used to increase our stake in Dr Pepper/Seven Up Bottling Group (BG), our largest bottler in the US, from 45% to 100%. The purchase of BG has given us a scale route to market for our beverage brands in the US and enhances the long-term growth and return potential of this important business.
We also took majority control of Cadbury Nigeria, the largest confectionery business in the fast growing Nigerian market, increased our stake in Kent, our Turkish confectionery business, to 95%, and purchased the leading gum business in South Africa. In addition, we have announced the disposal of Bromor, our South African drinks business.
Accounting Items
Change in Half Year End
In 2006, the Group has moved its internal reporting cycle from a four weekly to a monthly basis. As a result, the first half will consist of 26 weeks of trading versus 24 weeks in 2005 and prior years.

Significant M&A Activity
Europe Beverages is classified as a discontinued operation. Europe Beverages was sold on 2 February 2006. Revenue, Profit from Operations, Profit before tax and taxation from these operations will be excluded from the half year results for 2006: post tax profits will be included as a single line item below Profit after tax. The half year results for 2005 will be re-presented to adjust for these changes. On 20 February 2006, we took majority control of Cadbury Nigeria, increasing our stake from 46% to over 50%. On 2 May 2006, we completed the purchase of the 55% of Dr Pepper/Seven Up Bottling Group we did not already own. The results from these businesses will be fully consolidated from the date of control where as previously they were accounted for as associates.
Teleconference Calls
A teleconference for media will take place at 7.30am (BST) today.

Dial-in numbers:	UK Toll Alternative Number	+ 44 207 365 1836 0800 032 4094
Replay Replay Access Number:	UK Toll	+44 207 806 1970 7461727#
A teleconference for analysts and investors will take place at 9.00am (BST) today, 10.00am (central Europe).

Dial-in numbers:	UK Toll Alternative Number	+44 207 365 1854 0800 904 7785
Replay Replay Access Number:	UK Toll	+44 207 806 1970 7992426#
A further teleconference call for analysts and investors will take place at 3pm (GMT) today, 4pm (central Europe), 10am (EST).

Dial-in numbers: Replay Replay Access Number:	UK and Europe USA Toll Free UK and Europe USA	+44 207 138 0816 +1 718 354 1171 +44 207 806 1790 +1 718 354 1112 8304577#
Forthcoming Events
Forthcoming Group announcements/events are listed below:

2 August 2006 30 October 2006 31 October 2006	Interim Results Investor Seminar, London Investor Seminar, New York

For further information

Cadbury Schweppes plc	+ 44 20 7409 1313 http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones Mary Jackets Charles King

Media Enquiries:
Cadbury Schweppes Andraea Dawson-Shepherd Katie Macdonald-Smith	+44 20 7830 5011

The Maitland Consultancy Philip Gawith	+ 44 20 7379 5151
Forward Looking Statements
This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. This material should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes to Editors:
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.
2. Cadbury Schweppes’ Financial Goal Ranges
In pursuit of the Group’s goal of superior shareowner returns, three external financial performance goal ranges have been set for the 2004-2007 period. These are:
•	Revenue growth of between 3% and 5% per annum excluding the impact of acquisitions and disposals at constant currency
•	Underlying operating margin growth (before brand intangible amortisation, restructuring costs, non-trading items and the volatility introduced from IAS 39 fair value accounting) of between 50 and 75 basis points per annum at constant currency. In 2006, the margin goal range will exclude Dr Pepper/Seven Up Bottling Group, which was acquired in May 2006.
•	Free cash flow (as explained in our Report & Accounts) totalling £1.5 billion at constant currency over the four year period. Cadbury Schweppes’ definition of free cash flow is after the payment of dividends.